Company contact:	Investor Relations contact:
George Volanakis, CEO	Adam Friedman, Adam Friedman Assoc.
Cell: 843-290-6044	Tel: 212-981-2529 ext.18
GVolanakis@corgi-usa.com	adam@adam-friedman.com

CORGI ANNOUNCES FIRST QUARTER RESULTS OF OPERATIONS
Late Delivery of Core Collector Products Impacts Results

Hong Kong-November 16, 2006- Corgi International Limited (NasdaqGM: CRGI) today announced results of operations for the first quarter of fiscal year 2007, ended June 30, 2006. Revenues for the quarter fell 39% to $14.8 million compared to $24.4 million for the same quarter in the prior year. Net loss for the quarter was $2.0 million, or $.20 per share, compared to a loss of $1.7 million, or $.17 per share, in the first quarter of the prior year.

George Volanakis, the company’s President and Chief Executive Officer, stated, “Due to the late delivery of key collector product to our Corgi divisions from China vendors, and ‘just in time’ order placement to our Zindart manufacturing unit, the company’s first quarter performance was negatively impacted.”

Net gross margin increased from 22.5% in the first quarter of fiscal 2006 to 29.1% in the first quarter of fiscal 2007, which resulted from an improvement across all divisions to pass on price increases in the company’s core collector products, offsetting a rapid rise in the cost of zinc, a key component in all of the company’s die-cast collector products.

Selling, general and administrative expenses were $5.9 million in the first quarter of fiscal 2007, showing a savings of $1.8 million, a reduction of 23.4% from the same quarter in the prior year.

Mr. Volanakis concluded, “As previously announced, efforts continue with our purchase of Cards Inc. Limited in the U.K. and our merger with Master Replicas of Walnut Creek, California. Completion of these transactions is slated for later this calendar year.”

The company also announced the resignation of Ken Fowler as the company’s Chief Financial Officer. During the interim period, Adrian Jones, Finance Director of Corgi UK, has assumed the additional role of Acting Chief Financial Officer.

About Corgi International
Corgi International, based in Hong Kong, sells die-cast collectible products under its own brand. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has sales offices worldwide.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

-Tables follow-

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
(US dollars in thousands, except share data)

	(Unaudited)	(Unaudited)
	Three months ended Jun 30,
	2006	2005

Net sales	$14,823	$24,440
Cots of good sold	(10,514)	(18,929)
Gross profit	4,309	5,511
Selling, general, and administrative expenses	(5,932)	(7,652)
Operating loss	(1,623)	(2,141)
Other (expense) income:
Interest income	14	33
Interest expense	(267)	(321)
Other (loss) income	(290)	668
Loss before income taxes and minority interests	(2,166)	(1,761)
Income tax benefit	134	91
Loss before minority interests	(2,032)	(1,670)
Minority interests	—	20
Net loss	$(2,032)	$(1,650)

Loss per common share:
Basic	$(0.20)	$(0.17)
Diluted	$(0.20)	$(0.17)

Weighted average number of common shares outstanding:
Basic	10,176,943	9,636,943
Diluted	10,176,943	9,636,943

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
(US dollars in thousands)

	(Unaudited)	(Audited)	(Unaudited)
	As of	As of	As of
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005

ASSETS
Current assets:
Cash and cash equivalents	$1,693	$820	$5,455
Trade accounts receivable, net	8,879	10,061	12,951
Inventories	12,419	10,272	14,890
Other current assets	4,784	4,540	4,922
Total current assets	27,775	25,693	38,218
Property, plant and equipment, net	17,417	16,457	20,155
Land use rights, net	930	935	1,076
Other long-term assets	—	—	1,851
Goodwill	16,944	16,944	35,726
Total assets	$63,066	$60,029	$97,026

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	$15,670	$10,777	$11,247
Trade accounts payable	10,086	11,230	13,912
Other current liabilities	11,304	10,316	10,333
Total current liabilities	37,060	32,323	35,492
Long-term liabilities	125	219	856
Total liabilities	37,185	32,542	36,348
Minority interests	—	—	673
Shareholders' equity
Common stock	657	657	623
Additional paid-in capital	41,506	41,506	40,229
(Accumulated deficit) retained earnings	(17,797)	(15,765)	17,940
Accumulated other comprehensive income	1,515	1,089	1,213
Total stockholders' equity	25,881	27,487	60,005
Total liabilities and stockholders' equity	$63,066	$60,029	$97,026